June 3, 2019

VIA EDGAR

Division of Corporate Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office of Natural Resources

Re: Vista Oil and Gas, S.A.B. de C.V. Draft Registration Statement on Form DRS F-1 Submitted Confidentially on April 18, 2019 CIK No. 0001762506

Ladies and Gentlemen:

On behalf of our client, Vista Oil and Gas, S.A.B. de C.V. (“Vista,” or the “Company”), we have set forth below the responses of the Company to the comments of the staff of the Office of Natural Resources (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 3, 2019 (the “Comment Letter”) with respect to the above referenced draft registration statement on Form DRS F-1 (the “Registration Statement”), submitted by the Company to the Commission on April 18, 2019. For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

In addition to the amendments made in response to the Comment Letter, the Company has also updated the Registration Statement to include certain other information and data to reflect new developments since its April 18, 2019 submission, as well as generally to update the Registration Statement.

The Company is also confidentially submitting to the Commission an amended draft of the aforementioned registration statement on Form DRS F-1 (the “Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Amended Registration Statement.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Office of Natural Resources

June 3, 2019

Prospectus Summary

Our Company, page 1

1.

We reissue comment 2 in part. Please revise the first paragraph of page 1 to clarify, as you do on page 3, that the concessions you operate have a lower recovery factor than those across on-shore fields in Argentina and analogous on-shore basins in the United States.

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Prospectus Summary” section (page 1) of the Preliminary Prospectus to clarify that the oil recovery factor of the conventional assets it operates in Argentina is currently lower than the average 15% recovery factor observed in analogous on-shore fields with a solution gas drive drainage mechanism. We have made conforming changes in page 3 of the Preliminary Prospectus.

Summary Historical Reserves and Operating Data

Reserves Data, page 17

2.

We have read your response to comment 6; however, it appears that you continue to aggregate crude oil/condensate reserves with natural gas liquids reserves throughout your filing and in Exhibit 99.1. Revise the presentation of your reserves to separately disclose the figures for your natural gas liquids reserves or tell us why a revision is not needed. Refer to the disclosure requirements under Item 1202(a)(2) and 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4.

Response: The Company acknowledges the Staff’s comment and, in response, notes that its proved oil, condensate and natural gas liquids reserves as of December 31, 2018 were 34.2 million barrels, with natural gas liquids reserves representing less than 3.3% of such reserves. In light of this percentage, the Company believes that its natural gas liquids reserves are not significant and, therefore, understands that the referenced disclosure in the Preliminary Prospectus is in compliance with the requirements of FASB ASC 932-235-50-4(a). Notwithstanding the foregoing, the Company has amended the disclosure in the “Summary Historical Reserves and Operating Data” section (page 21) of the Preliminary Prospectus to add a footnote clarifying that the table does not include separate figures for natural gas liquids reserves because they represented less than 3.3% of the Company’s proved developed and undeveloped reserves as of December 31, 2018. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the above.

3.

The identification of the individual product types represented in your reserves, other than natural gas, appears to be inconsistent throughout your filing. For example, the tabular disclosure provided on pages 18 and 81 indicates you have crude oil and condensate reserves, page 162 indicates you have oil reserves, page F-152 and F-247 indicates you have oil, condensate and natural gas liquids reserves and page F-262 indicates you have liquids reserves. Modify your disclosure as appropriate to resolve these apparent inconsistencies. Refer to the disclosure requirements under Item 1202(a)(2) and 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4.

Office of Natural Resources

June 3, 2019

Response: The Company acknowledges the Staff’s comment and, in response, has amended the disclosure in the “Summary Financial and Operating Data” section (page 21), “Selected Financial and Operating Data” section (page 88) and “Our Business” section (pages 183-184) of the Preliminary Prospectus to identify individual product types consistently as “crude oil, condensate and NGL.” In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Capital Expenditures, page 107

4.

We note the revised disclosure added in response to prior comment 14 and believe that more specificity is necessary for an understanding of the timing of the investment commitments on both a short-term and long-term basis. As such, please expand your discussion to quantify the amount of capital investment to be made for each of the fiscal periods that comprise the amount you are required to invest under the relevant concessions. Your disclosures should also address total capital expenditures budgeted in future periods, including amounts in addition to the investment commitments required under concessions and joint operations currently disclosed. Explain the reasons for any material increase or decrease in budgeted future capital expenditures as compared to historical periods.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (page 122) of the Preliminary Prospectus to provide more specificity on the timing of the Company’s capital investment commitments under the relevant concessions granted to the Company by certain provincial governments of Argentina.

The Company has also expanded the disclosure to address the capital expenditures budgeted for the year ended December 31, 2019 that are in addition to the investment commitments under the concessions. The Company respectfully notes to the Staff that a capital expenditures budget for each year is ordinarily approved by the Company’s board of directors during November or December of the preceding year. Accordingly, the Company has not yet adopted a capital expenditures budget for 2020 or any other subsequent year.

In addition, the Company has expanded the disclosure to address the increase in our budgeted capital expenditures for 2019 compared to our total capital expenditures in 2018.

Our Business

Oil and Natural Gas Reserves, Production, page 162

5.

Modify your disclosure of natural gas reserves provided on page 162 and natural gas production provided on page 165 to clarify, if true, that the figures presented represent an aggregation of the volumes of gas consumed in operations as fuel and the volumes of marketable or sales gas.

Office of Natural Resources

June 3, 2019

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Our Business” section (pages 183-184 and 186-187) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

6.

If the figures provided on pages 162 and 165 represent an aggregation of the volumes of gas consumed in operations as fuel and the volumes of marketable or sales gas, expand your disclosure to separately quantify the portion of the natural gas that is consumed in operations as fuel.

Response: The Company acknowledges the Staff’s comment and, in response, has updated the disclosure in the “Our Business” section (pages 183-184 and 186-187) of the Preliminary Prospectus. In addition, the Preliminary Prospectus has been revised throughout to make conforming changes in accordance with the Staff’s comment.

* * *

The Company appreciates the Staff’s assistance in reviewing this response letter and the Amended Registration Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,

/s/ Andrés de la Cruz
Andrés de la Cruz

cc:	Pablo Manuel Vera Pinto

Chief Financial Officer

Vista Oil and Gas, S.A.B. de C.V.

Emilio Minvielle, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Antonia Stolper, Esq.

Shearman & Sterling LLP

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